VITRAN

Accelerating

Forward

VITRAN CORPORATION INC. 2002 ANNUAL REPORT

Vitran Corporation

Vitran Corporation is a North American provider of freight services and distribution solutions to a wide variety of companies and industries. Vitran offers less-than-truckload (LTL) service throughout Canada and the United States utilizing its own infrastructure and exclusive partners. Vitran Logistics provides special distribution solutions that range from inventory consolidation to responsibility for the complete distribution function as well as highway and rail brokerage. Vitran also provides premium same-day and next-day Truckload (TL) services in the U.S. Midwest.

These services are provided by 2,700 employees and associates located at more than 100 facilities and offices in the United States and Canada. Vitran uses 5,600 pieces of equipment, including tractors, trailers, and containers, operated by 1,500 drivers and independent contractors.

IN SUMMARY, WE PROVIDE THE FOLLOWING SERVICES:

•	Less-than-Truckload (LTL)

•	Logistics including Brokerage

•	Truckload (TL)

Highlights

•	Significant earnings improvement in tough economic environment

•	Debt, net of cash on hand, dropped by over $20.0 million

•	Expanded Vitran LTL cross-border revenue by over 20.0%

•	Significant increase in share price as value of the Company becomes recognized in the market

2002 Financial Highlights

Amounts in thousands of Canadian dollars, except per share values	2002	2001	2000

Operating Results
Revenue	$476,016	$481,673	$480,988
Income from continuing operations before depreciation expense	28,351	22,854	34,850
Net income from continuing operations	10,854	3,701	9,918
Cash from operations (before working capital changes)	18,844	15,315	22,414

Per Share
Basic — continuing operations	$1.12	$0.38	$1.00
Diluted — continuing operations	1.11	0.38	1.00
Dividends	—	0.035	0.070

Financial Position
Total assets	$191,526	$209,364	$213,307
Interest-bearing debt (net of cash)	46,552	66,760	75,393
Shareholders’ equity	82,146	79,378	80,007

In Conversation with Rick Gaetz Chief Executive Officer

The momentum of reducing debt levels continued in 2002. Can you elaborate?

Management has worked diligently during the past several years at improving the quality of the Company’s balance sheet. Notably, our two main priorities during this period have been to stabilize and improve operating results while at the same time de-lever the balance sheet. Vitran has been successfully following an acquisition strategy; however, for the past two years we have been more strongly focused on both the management of our business and our financial position. As a result, net debt to capital at the end of 2002 was 36.2% and we are confident it will fall again in 2003. Furthermore, we reduced debt, net of cash on hand in 2002 by over $20.0 million and expect to reduce it further in 2003. Moving forward in 2003, we are well positioned to entertain and look for strategic acquisitions that would be beneficial to Vitran. Of course, we will continue to aggressively manage the balance sheet.

There were significant earnings improvements in 2002. What was the driver?

The driver was clearly management’s commitment to focus on our existing business. I am proud to say that despite the lackluster North American economic climate in 2002, we successfully achieved improved earnings within three of our four operations. Our four senior executives, Tony Trichilo — Cdn. LTL, Dave Kimack — U.S. LTL, Al Leger — Vitran Logistics, and Steve Cook — U.S. TL, initiated a strategic plan in 2001 and they and their teams executed much of this plan throughout 2002. Further, we had anticipated a second half economic improvement which did not materialize and the results we achieved are therefore even more rewarding. While we are pleased with the earnings improvement, we have much work to do moving forward.

Cross-border business is a hot button for you. Are you pleased with your progress?

Absolutely. The driving vision behind Vitran is to be a unique player in the North American LTL marketplace. How are we accomplishing this? By building a North American model on a regional basis. Once that geographic model is complete in the U.S., I believe Vitran will have a North American LTL infrastructure that will be second to none in the industry. Of course, capitalizing on this cross-border trade as we roll out this North American model is a very important growth and margin initiative for Vitran. Following the finalization of our U.S. integration in 2001, we started to roll out a focused selling program to leverage our strategic relationships in both the U.S. and Canada to attract this cross-border business. Again, in a very poor North American market in 2002, we grew our cross-border revenue by 24.0%. We will continue with this focus in 2003, and we expect this growth rate will continue to be the strongest of any segment in our operating group. Encouragingly, our customer base recognizes the quality of product we are capable of providing on a north-south basis and is highly supportive of our sales initiative.

Revenue remained steady in 2002 compared to the prior year. Why were you unable to grow the business?

There is no question, a struggling North American economy continues to impact our revenue. Further, we are now a full year out of our integration process and are just now beginning to experience the necessary flow in our business, particularly at our U.S. LTL operation. The lack of growth in the latter part of 2002 is indeed an area of frustration for us and, naturally, remains a focus in 2003. As I mentioned earlier, we have had success growing parts of our business, especially the better margin areas of our business. These include our cross-border activity and the expedited offering in Canada. Our U.S. TL operation also grew by 7.9%. Importantly, we do have a facility infrastructure that is capable of handling a greater volume of business. Therefore, additional revenue for us will improve the results on an incremental basis. We continue to be highly selective on the quality of business we bring into our organization; in fact, we have stringent credit policies that sometimes prohibit us from handling certain types of business. It is essential, and a major priority of management, to reestablish a positive growth rate throughout the entire organization in 2003.

What is your outlook for 2003?

We have clearly established an earnings momentum in 2002, and we are confident that this will continue into 2003. Realistically, one cannot be bullish on the North American economy at present, and as a result, we are not factoring in outside conditions to be of assistance. Subsequently, our senior executives and their managers and employees throughout each of the operating divisions have worked extremely hard in creating higher levels of productivity and efficiency in each of the operating units. We believe our earnings momentum will continue into 2003 bolstered by our concentrated efforts to initiate growth of the top line as well.

     Our executive group pays particular attention to yield management. It is an area where we made substantial improvement in parts of our business this year and one we are confident that we can improve further in 2003.

     We will continue to achieve better asset utilization in the Company. Again, this key focus of management is a very important earnings driver for our organization, and with significant IT initiatives throughout the Company and more than 5,600 pieces of rolling stock, it is imperative we drive the necessary return out of these assets.

     Finally, I would be remiss if I did not recognize the importance of our nearly 2,700 employees and owner-operators for their hard work and efforts to help us achieve our objective. I would also like to thank, on behalf of our shareholders, Richard McGraw, our former and founding CEO and present Chairman, and Anthony Griffiths, our past Chairman, for their commitment and contribution in building this great Company. Both continue as Directors of the Company.

Rick Gaetz Chief Executive Officer (signed)

Chairman’s Message to Shareholders

Profitable growth, balance sheet strength and effective corporate governance are all vital priorities for Vitran.

Chairman Remarks Vitran Corporation significantly increased its net income and materially improved the strength of its balance sheet during the last 12 months. This performance was realized in a very difficult North American economic environment. And while it appears the economic uncertainty will continue, the management and the Board of Directors of Vitran are committed to finding new efficiencies and opportunities that will continue this progress. Equally as important to shareholders, I am happy to report that governance has remained a very important priority.

Business Process Management prepares an annual business plan with a three-year focus, which becomes the basis for allocating capital, compensating management, and reviewing strategic alternatives. Most importantly, the plan is reviewed regularly throughout the year with adjustments made as circumstances change. Particularly with current business conditions, the Company has been and will continue to be nimble and prepared to take advantage of acquisition opportunities when they arise.

Board Composition and Practice Vitran Corporation has a very diversified and experienced Board of Directors, most of whom have been involved with the Company since it went public in 1987, and all but the CEO are non-management. Each member of the Board has a different background and skill set, which facilitate spirited discussion and are utilized by management as a resource. The Board and its committees meet frequently throughout the year and recently conducted a self-evaluation.

Succession At last year’s Annual Meeting, Rick Gaetz assumed the role of President and Chief Executive Officer as I moved to the role of non-executive Chairman. The transition was seamless and allowed Vitran to continue to progress without pause or interruption. Continuity is extremely important in keeping management throughout the organization aligned to the same corporate strategy.

Outlook and Recognition Vitran is well positioned to continue improving many aspects of its business. I can assure our shareholders that the Board will continue to represent their best interests in overseeing and assessing corporate performance and ensuring that management continues to focus on improving shareholder value. At the same time, I would like to thank our employees and associates for their spirited dedication, as well as shareholders and other stakeholders for their continued support.

Richard D. McGraw Chairman of the Board (signed)

Management Discussion and Analysis

Consolidated Results

Vitran significantly improved every measure of profitability during 2002, and did this under very difficult economic and operating conditions. Strong cash flow also allowed management to strengthen the balance sheet by both reducing debt and investing in quality assets.

Safe Harbour Clause: Information in this Management Discussion and Analysis and Annual Report relating to projected growth, improvements in productivity and future results constitute forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risk associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards.

Overview The economic environment in 2002 continued to be depressed and posed considerable challenges to Vitran. These challenges were effectively dealt with by operating initiatives that were put in place in 2001 and the continued disciplined focus on costs and efficiencies by operating management in 2002. This allowed Vitran to maintain the positive earnings momentum that was created in the second half of 2001, and the Company posted four successive quarters of improved year-over-year results.

     Vitran generated significant improvement in consolidated operating results, with the U.S. LTL and Freight Brokerage business units posting the most significant gains. The Company also finished the year with a strengthened balance sheet, reflecting materially lower net debt.

Financial Results Revenue from continuing operations decreased 1.2% to $476.0 million in 2002 from $481.7 million in 2001. This is partly due to the continued subdued North American economic environment, particularly in the United States, but is mainly a result of reduced revenue at the Logistics segment where the Freight Brokerage business unit has been merged with Vitran Logistics and restructured to focus on profitable long-term business.

Year ended December 31, 2002 compared to the year ended December 31, 2001

     The gross profit of $77.1 million is 5.8% higher than 2001, reflecting an improvement in the margin to 16.2% in 2002 from 15.1% in 2001. Operating efficiencies were achieved throughout the Company, but the largest improvements were recorded in the U.S. LTL and Logistics business units.

     Selling, general and administrative (SG&A) expenses for 2002 were $48.7 million, 2.5% less than 2001. Redundancies eliminated by merging the Freight Brokerage business unit and cost cutting programs put in place at the U.S. LTL business unit contributed to the reduction in SG&A. Foreign exchange gains included in SG&A of $1.0 million were generated on the repatriation of capital from a foreign subsidiary both in 2002 and in 2001. SG&A in the current year was also $0.8 million higher than last year due to the special retirement bonus to the founding President and Chief Executive Officer. Income from continuing operations before depreciation expense increased by 24.1% to $28.4 million, from $22.9 million in 2001. This improvement is driven by the significant increase in gross profit, augmented by the decline in SG&A expenses. Depreciation expense as a percentage of revenue was 1.7% for 2002 compared to 2.0% for 2001 due to the continued reduction of older redundant equipment and improved asset utilization. As a result of the operating improvements, the consolidated operating ratio improved to 95.8% in 2002 from 97.3% in 2001.

     Interest expense, net of interest income, was $5.2 million for 2002 compared to $5.9 million for 2001. The decline is attributable to the Company making its final payment of US$5.7 million on its 9.04% senior notes and further reducing its other debt obligations by $10.8 million during the year. In addition, the Company met certain financial covenants that reduced its interest rate on floating rate debt by 50 basis points during 2002.

     Income tax expense for the year was $3.6 million versus $0.2 million in 2001, reflecting improved profitability.

     Net income was $10.9 million in 2002, yielding a $1.12 earnings per share basic compared to a net loss of $1.9 million in 2001 and $0.19 loss per share basic. The 2001 results include a net loss of $5.6 million on the sale of the Company’s non-core environmental business. The weighted average number of shares outstanding decreased from 9.9 million in 2001 to 9.7 million in 2002 as a result of the repurchase of 298,100 shares for cancellation. From a continuing operations perspective, net income increased by 193.3% to $10.9 million for 2002 versus $3.7 million for 2001. This improvement is even more noteworthy given the unfavourable economic conditions under which it was achieved.

Management Discussion and Analysis

Segmented Results

Less-Than-Truckload (LTL) Notwithstanding the sluggish North American economy, revenue at the LTL segment increased slightly from $375.6 million last year to $379.3 million in the current year. The gross profit, however, increased significantly by 7.5% to $63.4 million in 2002 due to operating efficiencies achieved in both Canada and the U.S., but more particularly at the U.S. LTL business unit. Fuel price pressure that persisted throughout 2002 was offset by the Company’s ability to pass through fuel price increases to its customers.

     The Canadian LTL unit continued its stalwart performance in 2002, improving both revenue and operating ratio year-over-year. Revenue and income from operations gains were most notable in the expedited and cross-border markets, offset slightly by declines in the national market. However, the national business finished strongly in the fourth quarter with the addition of new customers. Another notable achievement was yield improvement, where revenue per hundredweight improved by 8.5%.

     Revenue at the U.S. LTL unit of $236.0 million was essentially in line with the 2001 figure of $237.6 million. While revenue per hundredweight declined by 6.5%, tonnage and shipments increased by 5.5% and 1.3%, respectively. Operating initiatives have led to improved earnings momentum, and U.S. LTL more than doubled income from operations in 2002. The most significant improvements were a 19.3% reduction in maintenance, a 9.6% reduction in claims expense and other initiatives that reduced total SG&A by 10.0% for 2002 compared to 2001. The improvement in earnings has been achieved not only under difficult economic conditions, but also in the face of significantly rising liability insurance and health care costs.

Logistics Revenues for the Logistics segment were down 23.5%, primarily the result of a 30.3% reduction of revenue at the Freight Brokerage business unit. This reduction resulted from the redesign of the business model whereby all management and information systems were integrated under a common umbrella and unprofitable customer relationships were eliminated. As a result of the success of these initiatives and the continued superior performance at the rest of the Logistics segment, the operating ratio improved from 99.8% in 2001 to 96.6% in 2002, and income from operations increased dramatically from $0.1 million to $1.5 million.

Truckload (TL) Revenue for the TL segment increased in 2002 by 7.9% to $53.3 million from $49.4 million in 2001. Significant growth was achieved at the southern region but was somewhat offset by a competitive market in the northern region with overall revenue per trailer increasing 6.8% year-over-year. Income from operations declined 8.6% in 2002 compared to 2001, primarily due to a 92.9% increase in liability insurance and 114.2% increase in health care insurance. These large increases were somewhat offset by operating efficiency gains in trailer utilization, reduced empty miles driven, and driver safety programs.

General Risks and Uncertainties The Company is exposed to a number of general risks and uncertainties that could impact the results.

     The nature of the Company’s business means that it is sensitive to general economic conditions and seasonal fluctuations, although this is mitigated somewhat by the variable nature of many of the Company’s costs. In the trucking industry for a typical year, the months of September and October usually have the

Year ended December 31, 2002 compared to the year ended December 31, 2001 highest business levels, while the months of December and January generally have the lowest business levels. The Company is not dependent on any particular industry or customer. Adverse weather conditions such as heavy snow and ice storms have a negative impact on operating results. Labour represents Vitran’s most significant cost and key to service quality. The Company has a history of positive labour relations that will continue to be important to future success. While diesel fuel represents an important cost component to Vitran, the extensive use of owner/operators and the ability to share significant fuel increases with customers reduces this risk.

     Measures taken by the U.S. and Canadian governments to strengthen border security could impact service levels. Vitran’s cross-border activity represents less than 5% of the LTL segment revenue, and the Company has responded to the new requirements to ensure compliance and safety without jeopardizing the quality of service.

     As at December 31, 2002, 57.1% of debt was at fixed exchange rates, mitigating the exposure of the Company’s earnings to fluctuations in variable interest rates. The Company’s US$21.0 million 8.95% fixed interest rate swap expired January 26, 2003, and management is investigating future alternatives. Furthermore, the $37.1 million of U.S. dollar-denominated long-term debt acts as a hedge to the foreign currency exposure generated by the Company’s U.S. operations. Net U.S. dollar-denominated assets at December 31, 2002 were US$89.2 million.

Outlook While freight volumes improved slightly during the year, the operating environment remains challenging, with cost pressure continuing in a number of areas and no material improvement expected in the economy. Having said that, management used 2002 to consolidate the operating efficiency programs that were started in 2001 and significantly improved operating results in a sluggish freight environment. It is anticipated that these initiatives will continue to bear fruit in 2003 and resume the improving operating ratio trend.

     The focus at the Canadian LTL unit will be to build on the excellent yield and sales successes that were achieved in 2002, while at the same time maintaining the existing operating ratio. At U.S. LTL the focus will be to continue enhancing operating margins by generating more cost reductions and improving density throughout the system. Cross-border activity, which increased at a double digit pace in 2002, will also be a critical focus as this represents a significant opportunity for both LTL units.

Management Discussion and Analysis

Segmented Results

     The management, operations and systems at the Logistics unit have been fully integrated, and operating margins in 2003 should improve as the full year effect of these successes are realized.

     The Truckload unit will aim to build on the sales successes achieved in 2002, with the objective being to improve margins by achieving a better balance of inbound and outbound freight.

     While all segments of the business should improve in 2003, the biggest opportunity continues to be the U.S. LTL operation, where cost reduction and density improvement provide significant upside potential.

Liquidity and Capital Resources While the economic environment continued to be very challenging in 2002, the Company generated significantly improved cash flow and reduced debt net of cash on hand to a five-year low.

     Cash flow from continuing operations before working capital changes for the year was $18.8 million compared to $15.3 million in 2001. There was a reduction of $6.6 million in non-cash working capital in 2002. The majority of the working capital improvement was due to Vitran’s continued effort to improve its collection of accounts receivable, which contributed $3.3 million over 2001.

     Interest-bearing debt, net of cash on hand of $12.6 million, decreased to $46.6 million in 2002, from $66.8 million at the end of 2001. The interest-bearing debt is comprised of US$37.1 million drawn under the term credit facility and other debt of $0.6 million. Interest-bearing debt, net of cash on hand, as a percentage of total capital decreased from 47.2% in 2001 to 36.2% in 2002. During the year, the Company repaid US$5.7 million of the Senior Notes and $10.8 million of other debt. At December 31, the Company utilized the revolving credit facility for a standby letter of credit of US$2.2 million. At December 31, 2002, the Company had $6.5 million of available unused revolving credit facilities and $12.6 million of cash on hand.

     Capital expenditures for the year amounted to $7.2 million compared to $5.6 million in 2001. Of this, $4.0 million was used in leasehold improvements and building construction while the remaining $3.2 million was invested in tractors and trailers, information technology, and other machinery and equipment. The construction expenditure represented the final payments for the new Vancouver terminal constructed for the Canadian LTL operation. The Company also added $9.3 million of new tractors and $13.4 million of trailing equipment to the fleet using lease financing during the year. This compares to $nil and $11.4 million in 2001 respectively. The average age of the tractor fleet is 3.7 years and of the trailing fleet is 5.2 years.

     Management expects that the existing working capital, together with available revolving facilities, is sufficient to fund operating and capital requirements in 2003, as well as service principal debt repayment requirements of $11.1 million.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Vitran Corporation are the responsibility of management and have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on management’s judgement. In addition, all other information contained in the annual report is also the responsibility of management.

     The Company maintains systems of internal accounting and administrative controls designed to provide reasonable assurance that the financial information provided is accurate and complete and that all assets are properly safeguarded.

     The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board appoints the Audit Committee, comprised of non-management directors, which meets with management and KPMG LLP, the external auditors, at least once a year to review among other things, accounting policies, annual financial statements, the results of the external audit examination, and the management discussion and analysis included in the annual report. The Audit Committee reports its finding to the Board of Directors so that the Board may properly approve the financial statements.

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Vitran Corporation Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants
Toronto, Canada
January 31, 2003

Consolidated Balance Sheets

(Amounts in thousands of Canadian dollars)

December 31, 2002 and 2001	2002	2001

Assets
Current assets:
Cash and cash equivalents	$12,624	$12,879
Accounts receivable	46,748	49,999
Net assets of discontinued operations (note 2)	—	3,000
Inventory, deposits and prepaid expenses	9,774	8,702
Income taxes recoverable	—	4,505
Future income tax assets (note 5)	4,602	4,597

	73,748	83,682
Capital assets (note 3)	48,570	51,021
Goodwill, net of accumulated amortization	69,208	74,661

	$191,526	$209,364

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$—	$4,936
Accounts payable and accrued liabilities	43,091	40,083
Income and other taxes payable	2,747	4,527
Current portion of long-term debt (note 4)	11,052	10,970

	56,890	60,516
Long-term debt (note 4)	48,124	63,733
Future income tax liabilities (note 5)	4,366	5,737

Shareholders’ equity:
Capital stock (note 6)	37,655	38,794
Retained earnings	44,528	39,204
Cumulative translation adjustment (note 7)	(37)	1,380

	82,146	79,378

	$191,526	$209,364

Lease commitments (note 11)

Contingent liabilities (note 12)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Rick Gaetz (signed) Director	Graham Savage (signed) Director

Consolidated Statements of Income

(Amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000	2002	2001	2000

Revenue	$476,016	$481,673	$480,988
Operating expenses	398,919	408,808	399,006

Gross profit	77,097	72,865	81,982
Selling, general and administrative expenses	48,746	50,011	47,132

Income from continuing operations before depreciation	28,351	22,854	34,850
Depreciation	8,327	9,852	10,276

Income from continuing operations before the undernoted	20,024	13,002	24,574
Interest on long-term debt	(5,331)	(6,181)	(7,510)
Interest income	174	240	280
Loss on sale of capital assets	(453)	(1,160)	(1,002)

	(5,610)	(7,101)	(8,232)

Income from continuing operations before income taxes, minority interest and amortization of goodwill	14,414	5,901	16,342
Income taxes (recovery) (note 5):
Current	3,654	1,247	5,484
Future	(94)	(1,009)	(813)

	3,560	238	4,671

Income from continuing operations before minority interest and amortization of goodwill	10,854	5,663	11,671
Minority interest	—	132	49

Income from continuing operations before amortization of goodwill	10,854	5,795	11,720
Amortization of goodwill, net of income taxes of nil (2001 — $291; 2000 — $278)	—	2,094	1,802

Net income from continuing operations	10,854	3,701	9,918
Net loss from discontinued operations (note 2)	—	(5,614)	(414)

Net income (loss)	$10,854	$(1,913)	$9,504

Income (loss) per share:
Basic — continuing operations before amortization of goodwill	$1.12	$0.59	$1.18
Basic — continuing operations	1.12	0.38	1.00
Basic — discontinued operations	—	(0.57)	(0.04)
Basic — net income (loss)	1.12	(0.19)	0.96

Diluted — continuing operations before amortization of goodwill	1.11	0.59	1.18
Diluted — continuing operations	1.11	0.38	1.00
Diluted — discontinued operations	—	(0.57)	(0.04)
Diluted — net income (loss)	1.11	(0.19)	0.96

Weighted average number of shares:
Basic	9,691,041	9,859,296	9,894,727
Potential exercise of options	93,025	—	—
Diluted	9,784,066	9,859,296	9,894,727
Diluted earnings per share for 2002 exclude the effect of 464,000 (2001 — 901,300; 2000 — 829,300) “out of the money” options

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(Amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000	2002	2001	2000

Retained earnings, beginning of year	$39,204	$41,463	$32,873
Effect of adoption of new goodwill accounting standard (note 1(f))	(4,796)	—	—

	34,408	41,463	32,873
Net income (loss)	10,854	(1,913)	9,504
Dividends — nil per share (2001 — $0.035; 2000 — $0.07 per share)	—	(346)	(694)
Cost of repurchase of Class A voting shares in excess of book value	(734)	—	(220)
Retained earnings, end of year	$44,528	$39,204	$41,463

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000	2002	2001	2000

Cash provided by (used in):
Operations:
Net income from continuing operations	$10,854	$3,701	$9,918
Items not involving cash from operations:
Depreciation and amortization	8,327	12,237	12,356
Future income taxes	(94)	(1,009)	(813)
Loss on sale of capital assets	453	1,160	1,002
Foreign exchange gains	(696)	(642)	—
Minority interest	—	(132)	(49)

	18,844	15,315	22,414
Change in non-cash working capital components	6,630	1,113	254

	25,474	16,428	22,668
Investments:
Purchase of capital assets	(7,158)	(5,613)	(8,181)
Proceeds on sale of capital assets	1,121	4,667	779
Proceeds on sale of discontinued operations	2,685	—	—

	(3,352)	(946)	(7,402)
Financing:
Change in revolving credit facility	(4,936)	(2,740)	2,077
Repayment of long-term debt	(14,501)	(8,826)	(40,235)
Issue of long-term debt	—	7,186	28,422
Dividends	—	(346)	(694)
Issue of Class A voting shares	51	—	39
Repurchase of Class A voting shares	(1,924)	(43)	(693)

	(21,310)	(4,769)	(11,084)
Cash used in discontinued operations (note 2)	—	(2,265)	(3,091)
Effect of translation adjustment on cash	(1,067)	(450)	677

Increase (decrease) in cash and cash equivalents	(255)	7,998	1,768
Cash and cash equivalents, beginning of year	12,879	4,881	3,113

Cash and cash equivalents, end of year	$12,624	$12,879	$4,881

Change in non-cash working capital components:
Accounts receivable	$3,251	$8,451	$(656)
Inventory, deposits and prepaid expenses	(1,072)	(1,975)	(1,816)
Income and other taxes recoverable/payable	1,443	(2,018)	1,012
Accounts payable and accrued liabilities	3,008	(3,345)	1,714

	$6,630	$1,113	$254

Supplemental cash flow information:
Cash paid for:
Interest	$5,233	$6,873	$6,655
Taxes	2,781	4,348	4,775

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

1.     Significant accounting policies

(a)     Basis of presentation

These consolidated financial statements include the accounts of the Corporation and its subsidiary companies, all of which are wholly owned. All material intercompany transactions and balances have been eliminated on consolidation.

     All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise stated.

(b)     Revenue recognition

The Corporation’s Less-than-truckload, Truckload business units and Freight Brokerage operations recognize revenue and direct shipment costs upon the delivery of the related freight. Revenue for the Logistics operations is recognized as the management services are provided.

(c)     Cash and cash equivalents

Cash and cash equivalents include cash on account and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

(d)     Inventory

Inventory consists of tires and spare parts and is valued at the lower of cost and replacement cost.

(e)     Capital assets

Capital assets are recorded at cost. Depreciation of capital assets is provided from the date assets are put in service over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Straight line	20-31.5 years
Leasehold interests and improvements	Straight line	Over term of lease
Vehicles:
Trailers and containers	Straight line	10 years
Trucks	Straight line	7 years
Machinery and equipment	Straight line	5-10 years

Tires purchased as part of a vehicle are capitalized as a cost of the vehicle. Replacement tires are expensed when placed in service.

(f)     Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Prior to January 1, 2002, goodwill was amortized over 40 years on a straight-line basis.

     Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred. Any transitional impairment would be recognized as an effect of a change in accounting policy and would be charged to opening retained earnings as of January 1, 2002.

     As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that an impairment existed. As at September 30, 2002, the amount of the charge was quantified. Charges of $1.3 million and $3.5 million, respectively, were recorded in the Freight Brokerage and the Truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

(g)     Foreign currency translation

The assets and liabilities denominated in a foreign currency of self-sustaining foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are accumulated in a separate component of shareholders’ equity. Certain of the Corporation’s foreign currency-denominated debt acts as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such, the translation gains and losses related to this debt are also accumulated in the separate component of shareholders’ equity.

     In respect of other transactions denominated in foreign currencies, the monetary assets and liabilities of the Corporation, which are denominated in foreign currencies, are translated at the year-end exchange rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

(h)     Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(i)     Stock-based compensation

The CICA has issued changes to accounting standards for stock-based compensation. Under this new standard, effective January 1, 2002, all stock-based compensation to non-employees and direct awards of stock to employees will be accounted for using the fair value method. The Corporation has not granted any such awards. The Corporation has a stock option plan for employees and directors. In accordance with the new standard, the Corporation has elected to use the settlement method for stock options granted to employees and no compensation expense has been recorded. Consideration paid by employees on the exercise of options is recorded as share capital. Note 6(d) provides supplemental fair value, pro forma net income and pro forma earnings per share disclosure as though the fair-value based accounting method had been used to account for stock options.

(j)     Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

2.     Acquisitions and divestitures

The Freight Connection Inc.

During the third quarter 2001, the Corporation acquired the remaining 18.9% of the voting shares of The Freight Connection Inc. (“TFCI”). There was no goodwill recorded on the transaction. Subsequent to the purchase of shares, the Corporation delisted and restructured TFCI as a private company.

Environmental Services Group

On May 15, 2001, the Corporation determined that it planned to divest its Environmental Services Business. A provision for the loss on sale of discontinued business was recorded to account for the sale of capital assets and estimated realizable value of the remaining assets and liabilities. Effective January 2, 2002, the Corporation sold substantially all the capital assets of the business to Metro Waste Paper Recovery Inc. for cash proceeds of $2.7 million.

     As a result of the plan of disposal, the results of operations for discontinued operations were reported as discontinued operations and previously reported financial statements were restated. Interest was allocated to discontinued operations based on the debt directly attributable to the business and for debt not directly attributable to the business based on its share of the Corporation’s net assets. Income taxes were allocated based on the effective tax rate of the discontinued operations.

     The summarized statement of operations for discontinued operations is as follows:

	2001	2000

Revenue	$19,687	$27,486

Loss from operations	$(2,097)	$(110)
Interest expense	(564)	(480)
Other income (loss)	(85)	1

Loss before income taxes	(2,746)	(589)
Income tax recovery	(1,182)	(175)

Loss before provision for loss on sale of discontinued operations	(1,564)	(414)
Provision for loss on sale of discontinued operations	(4,050)	—

Net loss from discontinued operations	$(5,614)	$(414)

The summarized balance sheet for discontinued operations is as follows:

2001

Current assets	$2,785
Capital assets	3,661
Goodwill	848
Future income taxes	1,282

8,576
Current liabilities	2,273
Non-current liabilities	1

Net assets of discontinued operations before provision	6,302
Provision for exit costs and loss on discontinued business	(3,302)

Net assets of discontinued operations	$3,000

Cash provided by (used in) discontinued operations is as follows:

	2001	2000

Operating activities	$(1,934)	$(459)
Investing activities	(257)	(2,689)
Financing activities	(74)	57

Cash used for discontinued operations	$(2,265)	$(3,091)

3.     Capital assets

	2002	2001

Land	$8,292	$8,318
Buildings	31,963	28,482
Leasehold interests and improvements	3,028	2,654
Vehicles	29,906	33,199
Machinery and equipment	21,515	21,542

	94,704	94,195
Less accumulated depreciation	46,134	43,174

	$48,570	$51,021

4.     Long-term debt:

	2002	2001

(a) Guaranteed Senior Notes, due 2002	$—	$9,079
(b) Term bank credit facility	58,529	64,685
(c) Mortgages payable	647	939

	59,176	74,703
Less current portion	11,052	10,970

	$48,124	$63,733

(a)	The Guaranteed Senior Notes, due 2002 (the “Senior Notes”), bear interest at 9.04% per annum payable quarterly. During 2002, US$5.7 million (2001 — US$5.6 million) of the Senior Notes was repaid in accordance with the terms. Upon full repayment in 2002, the Senior Note holders released security on accounts receivable and the general security agreements of the Corporation and all of its Canadian subsidiaries.

(b)	The term bank credit facility is secured by accounts receivable and general security agreements of the Corporation and of all its subsidiaries.

     During 2002, $4.0 million of Canadian dollar-denominated borrowings and US$1.0 million of foreign currency-denominated borrowings were repaid. At December 31, 2002, US$37.1 million (2001 — US$38.1 million) of foreign currency-denominated borrowings bearing interest at LIBOR plus 1.75% were drawn under this facility. The agreement requires 17.5% of the total principal to be repaid in 2003, with escalating annual repayments, payable in quarterly instalments to January 31, 2006. The provisions of the term facility impose certain financial maintenance tests.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

(c)   The mortgages are secured by certain land and buildings, bear interest at rates ranging from 8.25% to 10.75% and are repayable over various terms. At December 31, 2002, mortgages include US$410,000 of foreign currency-denominated borrowings (2001 — US$589,000).

(d)   The Corporation has a revolving credit facility of up to $10.0 million, of which letters of credit of $3.5 million were outstanding at December 31, 2002.

     At December 31, 2002, the required future principal repayments on all long-term debt are as follows:

Year ending December 31:

2003	$11,052
2004	19,609
2005	24,304
2006	3,934
2007	100
Thereafter	177

$59,176

5.   Income taxes

Income tax expense differs from the amount which would be obtained by applying statutory federal and provincial income tax rates to the respective year’s income from continuing operations before income taxes, minority interest and amortization of goodwill as follows:

	2002	2001	2000

Effective statutory federal and provincial income tax rate	38.62%	41.75%	43.90%

Effective tax expense on income before income taxes and minority interest	$5,566	$2,435	$7,106
Increase (decrease) results from:
Capital losses on asset disposition	—	234	—
Non-taxable foreign exchange gain	(384)	(428)	—
Deductible foreign exchange loss	(174)	(88)	(432)
Income taxes at different rates in foreign jurisdictions	(2,158)	(2,538)	(2,400)
Effect of tax rate changes on loss carryforwards	—	396	—
Other	710	227	397

Actual income tax expense	$3,560	$238	$4,671

A summary of the principal components of future income tax assets and liabilities is as follows:

	2002	2001

Future income tax assets:
Losses carried forward (net of valuation allowance)	$2,227	$1,741
Allowance for doubtful accounts	895	1,053
Insurance reserves	1,188	1,389
Other	292	414

	$4,602	$4,597

Future income tax liabilities:
Capital assets	$1,542	$2,653
Goodwill amortization	2,216	2,689
Other	608	395

	$4,366	$5,737

The Corporation has Canadian non-capital tax loss carryforwards of approximately $6.6 million (2001 — $5.3 million) expiring over the next seven years and for which the tax benefit has been recognized as set out above.

6.   Capital stock

(a)   Authorized

The Corporation’s capital stock consists of an unlimited number of Class A voting shares, Class B non-voting shares and first preference shares, issuable in series.

(b)   Issued

	2002		2001

Class A voting shares	Number	Amount	Number	Amount

Balance, beginning of year	9,847,278	$38,794	9,859,778	$38,837
Shares repurchased for cancellation	(298,100)	(1,190)	(12,500)	(43)
Shares issued upon exercise of employees’ stock options	10,640	51	—	—

Balance, end of year	9,559,818	$37,655	9,847,278	$38,794

(c)   Normal course issuer bid

The Corporation repurchased for cancellation 298,100 Class A voting shares during 2002 (2001 — 12,500) under a normal course issuer bid, at a total cost of $1,924,000 (2001 — $43,000). The cost of the repurchase in 2002 was $734,000 (2001 — nil) in excess of the book value of the shares.

(d)   Stock options

The Corporation provides a stock option plan to key employees, officers and directors to encourage executives to acquire a meaningful equity ownership interest in the Corporation over a period of time and, as a result, reinforce executives’ attention on the long-term interest of the Corporation and its shareholders. Under the plan, options to purchase Class A voting shares of the Corporation may be granted to key employees, officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. The term of each option is 10 years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A voting shares of the Corporation on The Toronto Stock Exchange on the day of the grant.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

     The following tables outline the impact and assumptions used if the compensation cost for the Corporation’s stock options was determined under the fair-value based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

Net income, as reported	$10,854
Pro forma net income	10,802
Pro forma income per share — basic	1.11
Pro forma income per share — diluted	1.10

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option-pricing model with the following assumptions:

Risk-free interest rate	5.3%
Dividend yield	0.0%
Volatility factor of the future expected marketprice of the Corporation’s common shares	33.8%
Expected life of the options	10 years

Details of stock options are as follows:

	2002		2001

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Outstanding, beginning of year	1,049,800	$6.08	1,109,800	$6.26
Granted	175,000	3.50	100,000	4.28
Forfeited	(25,000)	6.55	(160,000)	6.33
Exercised	(10,640)	4.82	—	—

Outstanding, end of year	1,189,160	5.70	1,049,800	6.08

Exercisable, end of year	774,460	$6.06	698,960	$6.01

At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$3.50 — $6.20	725,160	5.47	$4.69	447,160	$5.15
$7.00 — $8.75	464,000	5.87	7.28	327,300	7.29

$3.50 — $8.75	1,189,160	5.63	5.70	774,460	6.06

Compensation expense related to stock options was nil for each of the years ended December 31, 2002, 2001 and 2000.

7.   Cumulative translation adjustment

The cumulative translation adjustment represents the unrealized foreign currency translation gain on the Corporation’s net investment in self-sustaining foreign operations in the United States arising from changes in the foreign exchange rate between the Canadian dollar and the United States dollar, net of the translation gain or loss on the $37.1 million (2001 — $45.8 million) United States dollar-denominated debt that is designated as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations.

8.   Segmented information

The Corporation’s business operations are grouped into three operating segments: Less-than-truckload, Logistics and Truckload, which provide transportation services in Canada and the United States.

     Segmented information is presented below for each of the years ended December 31, 2002, 2001 and 2000:

					Corporate
	Less-than-				office	Consolidated
Year ended December 31, 2002	truckload	Logistics	Truckload	Total	and other	totals

Revenue	$379,309	$43,376	$53,331	$476,016	$—	$476,016
Operating, selling, general and administrative expenses	351,440	41,542	51,423	444,405	3,260	447,665

Income (loss) from continuing operations before depreciation	27,869	1,834	1,908	31,611	(3,260)	28,351
Depreciation	7,450	338	522	8,310	17	8,327

Income (loss) from continuing operations before the undernoted	$20,419	$1,496	$1,386	$23,301	$(3,277)	20,024

Interest expense, net						(5,157)
Other items, net						(453)
Income taxes						(3,560)

Income from continuing operations before amortization of goodwill						10,854
Amortization of goodwill						—

Income from continuing operations						10,854
Loss from discontinued operations						—

Net income						$10,854

Capital expenditures	$6,446	$379	$216	$7,041	$117	$7,158

Goodwill	$60,027	$1,664	$7,517	$69,208	$—	$69,208

Total assets from continuing operations	$162,564	$11,553	$17,127	$191,244	$282	$191,526

Net assets of discontinued operations						—

Total assets						$191,526

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

					Corporate
	Less-than-				office	Consolidated
Year ended December 31, 2001	truckload	Logistics	Truckload	Total	and other	totals

Revenue	$375,551	$56,688	$49,434	$481,673	$—	$481,673
Operating, selling, general and administrative expenses	353,094	56,215	47,276	456,585	2,234	458,819

Income (loss) from continuing operations before depreciation	22,457	473	2,158	25,088	(2,234)	22,854
Depreciation	8,755	371	641	9,767	85	9,852

Income (loss) from continuing operations before the undernoted	$13,702	$102	$1,517	$15,321	$(2,319)	13,002

Interest expense, net						(5,941)
Other items, net						(1,028)
Income taxes						(238)

Income from continuing operations before amortization of goodwill						5,795
Amortization of goodwill						(2,094)

Income from continuing operations						3,701
Loss from discontinued operations						(5,614)

Loss for the year						$(1,913)

Capital expenditures	$4,725	$609	$192	$5,526	$87	$5,613

Goodwill	$60,362	$3,164	$11,135	$74,661	$—	$74,661

Total assets (liabilities) of continuing operations	$174,202	$12,902	$21,161	$208,265	$(1,901)	$206,364

Net assets of discontinued operations						3,000

Total assets						$209,364

					Corporate
	Less-than-				office	Consolidated
Year ended December 31, 2000	truckload	Logistics	Truckload	Total	and other	totals

Revenue	$376,058	$57,280	$47,650	$480,988	$—	$480,988
Operating, selling, general and administrative expenses	342,583	56,205	44,554	443,342	2,796	446,138

Income (loss) from continuing operations before depreciation	33,475	1,075	3,096	37,646	(2,796)	34,850
Depreciation	9,159	348	688	10,195	81	10,276

Income (loss) from continuing operations before the undernoted	$24,316	$727	$2,408	$27,451	$(2,877)	24,574

Interest expense, net						(7,230)
Other items, net						(953)
Income taxes						(4,671)

Income from continuing operations before amortization of goodwill						11,720
Amortization of goodwill						(1,802)

Income from continuing operations						9,918
Loss from discontinued operations						(414)

Net income						$9,504

Capital expenditures	$7,604	$417	$117	$8,138	$43	$8,181

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 (Tabular amounts in thousands of Canadian dollars)

Geographic information for revenue and total assets is as follows:

	2002	2001	2000

Revenue:
Canada	$163,324	$157,098	$153,682
United States	312,692	324,575	327,306

	$476,016	$481,673	$480,988

	2002	2001

Total assets:
Canada	$50,834	$60,746
United States	140,692	148,618

	$191,526	$209,364

9.     Derivative financial instruments

The Corporation has entered into an interest rate swap contract to fix funding costs and manage interest rate exposures.

	Notional	Fixed interest
	amount	rate	Maturity

Interest rate swap	US$21,000	8.95%	January 26, 2003

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis, which was minimal on December 31, 2002.

     The fair value of the derivative instrument represents an approximation of amounts the Corporation would have paid to or received from counterparties to unwind its positions prior to maturity. At December 31, 2002, the Corporation’s fair value obligation for the interest rate swap is $0.3 million. The Corporation did not unwind its position prior to maturity and hence, did not incur any costs.

10.     Financial instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate the carrying values because of the short-term nature of these instruments. The fair value of the Corporation’s long-term debt, determined based on the future cash flows associated with each debt instrument discounted using an estimate of the Corporation’s current borrowing rate for similar debt instruments of comparable maturity, is approximately equal to the carrying value at December 31, 2002.

11.     Lease commitments

At December 31, 2002, future minimum rental payments relating to operating leases for premises and equipment are as follows:

Year ending December 31:

2003	$24,968
2004	20,567
2005	15,444
2006	10,611
2007	7,244
Thereafter	11,839

$90,673

12.     Contingent liabilities

There exist certain legal actions against the Corporation, none of which is expected to have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

13.     Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Corporate Governance

The Board of Directors of Vitran has the obligation to oversee the businesses of the corporation and supervise senior management who have the responsibility to manage the business on a day-to-day basis.

The Board of Directors has delegated certain of its responsibilities to the Audit Committee, Capital Committee, and Compensation Committee with appropriate independent membership.

     Vitran’s Board of Directors and senior management consider good corporate governance as an important part of their mandate to maximize shareholder value. The system of corporate governance at Vitran reflects the nature of its businesses and organizational structure and is appropriately reviewed as the Company changes in size and scope. Additional commentary of the corporate governance practices of Vitran are contained in Vitran’s Information Circular dated March 10, 2003.

Corporate Directory

Directors

 Carl J. Cook
Decisions Inc. L.L.C.

 G. Mark Curry
President
Revmar Inc.

 Rick E. Gaetz
President & Chief Executive Officer
Vitran Corporation Inc.

 Albert Gnat, Q.C.
Senior Partner
Lang Michener

 Anthony F. Griffiths
Independent Consultant
& Corporate Director

 Richard D. McGraw
President
Lochan Ora Group of Companies

 Graham W. Savage
Managing Director
Callisto Capital LP

 Corporate Officers

 Richard D. McGraw
Chairman

 Albert Gnat, Q.C.
Vice Chairman

 Rick E. Gaetz
President & Chief Executive Officer

 Kevin A. Glass
Vice President Finance &
Chief Financial Officer	Corporate Executive Office

 Vitran Corporation Inc.
 185 The West Mall
 Suite 701
 Toronto, Ontario
 Canada M9C 5L5
 Tel: (416) 596-7664
 Fax: (416) 596-8039

 Operating Headquarters

 Canadian LTL Office
 Vitran Express Canada
 751 Bowes Road
 Concord, Ontario
 Canada L4K 5C9
 Tel: (416) 798-4965
 Fax: (416) 798-4753

 Canada/United States
 Logistics Office
 Vitran Logistics
 751 Bowes Road
 Concord, Ontario
 Canada L4K 5C9
 Tel: (416) 798-4965
 Fax: (905) 738-4140

 United States LTL Office
 Vitran Express, Inc.
 6500 East 30th Street
 Indianapolis, Indiana
 U.S.A. 46219
 Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321
Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: VTN.A
The American Stock Exchange
Stock Symbol: VVN

Transfer Agent

Computershare Investor Services
100 University Avenue
8th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: (416) 981-9766

Annual Meeting

The Annual Meeting of the Shareholders
of Vitran Corporation Inc. will be
held at the Toronto Stock Exchange
Conference Centre Auditorium,
The Exchange Tower,
130 King Street West,
Toronto, Ontario at 4:30 p.m.
on Tuesday, April 29, 2003.

CORPORATE EXECUTIVE OFFICE

VITRAN CORPORATION INC.

185 The West Mall
Suite 701
Toronto, Ontario
Canada M9C 5L5
Tel: (416) 596-7664
Fax: (416) 596-8039
Website: www.vitran.com